UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 7)

GATEWAY, INC.
(Name of Subject Company (Issuer))

ACER INC. (Parent of Offeror)
GALAXY ACQUISITION CORP. (Offeror)
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Including the associated preferred share purchase rights)
(Title of Class of Securities)

367626108
(CUSIP Number of Class of Securities)

B.J. Lin
Assistant General Counsel
Acer Inc.
8F, 88, Sec.1, Hsin Tai Wu Rd., Hsichih,
Taipei, Hsien 221, Taiwan, R.O.C.
Telephone: +886-2-2696-1234
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:

Richard V. Smith, Esq.
Barbara Murphy Lange, Esq.
Lawrence B. Low, Esq.
Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
San Francisco, California 94105
(415) 773-5700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$709,918,814	$21,795

* Estimated solely for purposes of calculating amount of the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended. The transaction value is based upon the offer to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Gateway, Inc. for the expected consideration in the tender offer of $1.90 per share and 373,641,481 shares of outstanding common stock (including restricted shares) as of August 23, 2007.

** The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000307.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:            $21,795

Form or Registration No.:      Schedule TO-T

Filing Party:     Acer Inc. and Galaxy Acquisition Corp.

Date Filed:      September 4, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

     This Amendment No. 7 (this “Amendment No. 7”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on September 4, 2007 by Galaxy Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Acer Inc., a company organized under the laws of the Republic of China (the “Parent”), as previously amended (the “Schedule TO”). The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, including the associated preferred share purchase rights, issued pursuant to the Rights Agreement, dated as of January 19, 2000, as amended, between Gateway, Inc., a Delaware corporation (the “Company”) and UMB Bank, N.A. (collectively the “Shares” and each share thereof a “Share”), of the Company, at a purchase price of $1.90 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase for cash dated September 4, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). All capitalized terms used but not defined in this Amendment No. 7 have the meanings ascribed to them in the Schedule TO. Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule TO.
       The items of the Schedule TO set forth below are hereby amended and supplemented as follows:
ITEM 11. ADDITIONAL INFORMATION
     Item 11(a)(2)-(4) of the Schedule TO is hereby amended and supplemented by adding the following to the end thereof:
     “Canada. It is a condition to the Offer that the required waiting period shall have expired or been earlier terminated or the Commissioner shall have issued an advance ruling certificate or an appropriate “no-action” letter. Parent and the Company submitted an advance ruling certificate request and short-form premerger notifications on September 12, 2007. On September 27, 2007 the Canadian Commissioner of Competition issued an Advance Ruling Certificate clearing the transaction.
     Republic of China (Taiwan). It is a condition to the Offer that the review period of the Fair Trade Act of 2002 shall have expired or otherwise been terminated prior to the Expiration Date. Parent submitted a notification to The Fair Trade Commission of Taiwan on September 10, 2007, and received clearance from The Fair Trade Commission of Taiwan on September 27, 2007.
     Germany. It is not a condition to the Offer that the review period of the ARC shall have expired or otherwise been terminated prior to the Expiration Date. Parent and the Company submitted a notification to the Federal Cartel Office (“FCO”) on September 7, 2007. On September 24, 2007, Parent and the Company received clearance for the transaction from the FCO.
     The People’s Republic of China. It is not a condition to the Offer that the review period of the Rules on Mergers with and Acquisitions of Domestic Enterprises by Foreign Investors shall have expired or otherwise been terminated prior to the Expiration Date. Parent and the Company submitted a notification to the MOFCOM and the SAIC on September 14, 2007. The statutory review period will expire on October 30, 2007.
     Mexico. It is not a condition to the Offer that the review period of the FLEC shall have expired or otherwise been terminated prior to the Expiration Date. Parent and the Company submitted a notification to the Commission on September 21, 2007. Clearance is expected within 35 working days after the filing unless the Commission requires additional information.”
     Item 11(a)(5) “Certain Litigation” of the Schedule TO is hereby amended and supplemented by adding the following paragraph following the current sixth (and last) paragraph of the Item 11(a)(5):
     “On September 24, 2007, the parties executed a memorandum of understanding (“MOU”), pursuant to which all of the purported stockholder class action lawsuits will be resolved, including those disclosed under this Item 11(a)(5), related to the Offer and the Merger in both Delaware and California. The MOU provides that the Company will file an amended Schedule 14D-9 containing additional disclosures regarding the Offer and the Merger. The MOU also provides that in any proceeding to determine the fair value of the Company shares in the Delaware Court of Chancery pursuant to Section 262(h) of the DGCL, Gateway and the members of the class will be deemed to have waived and shall not present (except pursuant to explicit direction from the Delaware Court of Chancery) any argument that any effect should be given to (i) the issuance of any Company shares issued to Parent, Purchaser or any of their respective affiliates as a result of the exercise of the Top-Up Option; or (ii) the receipt by the Company of any consideration for the issuance of such shares; it being expressly understood, however, that this provision is not conditioned on, nor subject to, the Delaware Court of Chancery taking any position with respect to such issues or arguments in any such proceeding, or otherwise on the outcome of such proceeding. The settlement is subject to approval by the Delaware Court of Chancery, which, if granted, will release defendants from all claims under both federal and state law that were or could have been asserted in the lawsuits or which arise out of or relate to the transactions contemplated by the Merger Agreement.”

ITEM 12.     EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated September 4, 2007.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*
(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press Release dated August 27, 2007 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C, dated August 27, 2007, filed by Acer Inc. and Galaxy Acquisition Corp.).*
(a)(5)(B)	Employee Letter (incorporated by reference to Exhibit 99.2 to the Schedule TO-C, dated August 27, 2007, filed by Acer Inc. and Galaxy Acquisition Corp.).*
(a)(5)(C)	Investor Update: Strategic Transactions August 27, 2007 (Slide Presentation) (incorporated by reference to Exhibit 99.3 to the Schedule TO-C, dated August 27, 2007, filed by Acer Inc. and Galaxy Acquisition Corp.).*
(a)(5)(D)	Investor Update: Strategic Transactions August 27, 2007 (Script) (incorporated by reference to Exhibit 99.4 to the Schedule TO-C, dated August 27, 2007, filed by Acer Inc. and Galaxy Acquisition Corp.).*
(a)(5)(E)	Summary Advertisement published in the Wall Street Journal on September 4, 2007.*
(a)(5)(F)	Press release of Parent dated September 5, 2007 — Acer Commences Cash Tender Offer for Gateway, Gateway Announces Sales of Professional Business.*
(b)(1)	Commitment Letter for up to NTD 19.8 billion (USD 600 Million equivalent) loan facility, dated September 20, 2007, between Parent and Citibank, N.A., Tapei Branch.*
(d)(1)	Agreement and Plan of Merger, dated August 27, 2007, among Acer Inc., Galaxy Acquisition Corp. and Gateway, Inc.*
(d)(2)	Non-Disclosure Agreement, dated August 3, 2007, between Gateway, Inc. and Acer Inc.*
(d)(3)	Exclusivity Agreement, dated as of August 17, 2007, between Gateway, Inc. and Acer Inc.*
(d)(4)	Form of Tender and Support Agreement (attached as Exhibit B to Exhibit (d)(1) hereto).*
(d)(5)	Tender and Support Agreement, dated August 27, 2007, among Acer Inc., Galaxy Acquisition Corp. and Avalon Capital Group, LLC.*
(g)	None.
(h)	None.
*Previously filed.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACER INC.
Dated: September 27, 2007	By:	/s/ J.T. Wang
		Name:	J.T. Wang
		Title:	Chairman and Chief Executive Officer

GALAXY ACQUISITION CORP.
Dated: September 27, 2007	By:	/s/ J.T. Wang
		Name:	J.T. Wang
		Title:	President